Exhibit 99.1

Gold Royalty Reports Second Quarter Results; achieves Record revenue and adjusted ebitda

Vancouver, British Columbia – August 6, 2025 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce the filing of its operating and financial results for the three and six months ended June 30, 2025. All amounts are expressed in U.S. dollars unless otherwise noted.

David Garofalo, Chairman and CEO of Gold Royalty, commented: “We have truly reached an exciting inflection point, achieving positive free cash flow for the quarter and half year, as well as record revenues and cash margins in both periods. Our transition to positive free cash flow reflects the production and profitability growth within our maturing portfolio of high-quality assets. Our maintained 2025 and 2029 guidance demonstrates our confidence in the portfolio’s further growth potential through the end of the decade.”

Second Quarter 2025 Results Highlights:

●	Record revenue of $3.8 million and Total Revenue, Land Agreement Proceeds and Interest* of $4.4 million from 1,346 gold equivalent ounces (GEOs)*in the quarter
●	Record Adjusted EBITDA* and positive operating cash flow, both at $2.4 million in the quarter
●	The Company remains on track to achieve its 2025 guidance 5,700-7,000 GEO and continues to expect that production will be more heavily weighted to the second half of the year as recently-started mining operations including Côté, Vareš, and Borborema continue to ramp up towards full production run rates through 2025. The Company maintains its 2029 outlook targeting 23,000-29,000 GEOs.

*ˆSee “Non-IFRS Measures” below.

Second Quarter 2025 Results Summary:

The following table sets forth selected financial and operating information for the three and six months ended June 30, 2025 and 2024.

	For the three months ended June 30		For the six months ended June 30
	2025	2024	2025	2024
(in thousands of dollars, except per share and GEOs amounts)	($)	($)	($)	($)
Revenue	3,823	1,794	6,961	4,688
Net loss	(829)	(2,236)	(2,077)	(3,641)
Net loss per share, basic and diluted	(0.00)	(0.01)	(0.01)	(0.02)
Cash provided by operating activities	1,069	987	3,556	1,323
Non-IFRS
Total Revenue, Land Agreement Proceeds and Interest(1)	4,412	2,215	7,989	6,400
Adjusted EBITDA(1)	2,363	740	4,036	2,760
Adjusted Net Loss(1)	(66)	(1,737)	(1,312)	(2,667)
Adjusted Net Loss Per Share, basic and diluted(1)	(0.00)	(0.01)	(0.01)	(0.02)
GEOs(1)	1,346	947	2,595	2,967

Note:

* Total Revenue, Land Agreement Proceeds and Interest, Adjusted EBITDA, Adjusted Net Loss, Adjusted Net Loss Per Share, basic and diluted, and GEOs are each non-IFRS measures and do not have a standardized meaning under IFRS. See “Non-IFRS Measures” for further information.

For further detailed information, please refer to the Company’s unaudited condensed interim consolidated financial statements and management’s discussion and analysis for the three and six months ended June 30, 2025, copies of which are available under the Company’s profile at www.sedarplus.ca and www.sec.gov.

Portfolio Update:

Borborema project (2.0% NSR): On April 10, 2025, Aura Minerals (“Aura”) announced that it commenced operations at Borborema in the first quarter, consistent with its previously-disclosed startup target. It disclosed expected production of 33,000 and 40,000 ounces of gold from this operation in 2025. On July 3, 2025, Aura disclosed preliminary second quarter production of 2,577 AuEq ounces from Borborema and confirmed that the project remains on track to declare commercial production in the third quarter. For further information see Aura’s news releases dated April 10, 2025 and July 3, 2025, available under its profile on www.sedarplus.ca.

Borden mine (0.5% NSR, partial royalty coverage): On May 13, 2025, Discovery Silver Corp. (“Discovery”) disclosed that one of its key priorities for the Porcupine operations is implementing investment plans aimed at growing mining rates, increasing production levels and lowering unit costs at Hoyle Pond and Borden. Discovery stated that it plans to improve performance at Borden by upgrading the haulage fleet, improving ground support and backfill systems and increasing ventilation levels. Additionally, it noted it will begin separately reporting production from Borden next quarter. For further information see Discovery’s news release dated May 13, 2025, available under its profile on www.sedarplus.ca.

Canadian Malartic / Odyssey mine (3.0% NSR, partial royalty coverage): On July 30, 2025 Agnico Eagle Mines Limited (“Agnico Eagle”) reported that total development at Odyssey reached a quarterly record of 4,850 metres in the second quarter as it prepared for initial production in the second half of 2026. It stated that construction of the second phase of the paste plant had commenced and is expected to increase capacity to 20,000 tonnes per day (“tpd”).

Building on continued exploration success at depth and the expansion of the mineral resource at East Gouldie, Agnico Eagle is evaluating opportunities to enhance operational efficiency over the medium to long term. One option it is considering is a 70-metre extension of Shaft #1 to a depth of 1,870 metres. It disclosed that potential optimization could improve operational flexibility and efficiency in the early 2030s, reduce reliance on truck haulage, and further unlock the significant exploration potential at depth. This initiative is being assessed by Agnico Eagle in parallel with its potential development of a second shaft at Odyssey.

On its July 31, 2025 earnings conference call, Agnico Eagle stated that open pit mining activities at the Barnat pit will continue with relatively high variability as operations approach the old workings and as take a conservative approach regarding the pillar that was left around the old workings.

For further information see Agnico Eagle’s news release dated July 30, 2025, available under its profile on www.sedarplus.ca.

Côté Gold mine (0.75% NSR, partial royalty coverage): On June 23, 2025, IAMGOLD announced that on June 21, 2025, Côté Gold reached its nameplate capacity of 36,000 tpd for an average of thirty consecutive days. It stated that the milestone built upon continued throughput improvements in which the Côté Gold processing plant achieved an average monthly throughput rate of 90% of nameplate in March and then reached 96% over a 30-day period in April. For further information see IAMGOLD’s news release dated June 23, 2025, available under its profile on www.sedarplus.ca.

Cozamin mine (1.0% NSR, partial royalty coverage): On July 31, 2025, Capstone Copper Corp. (“Capstone”) reported copper production of 6,509 thousand tonnes of copper at Cozamin in the second quarter 2025, 6% higher than the same period of 2024 as mine sequencing resulted in higher grades. It stated that Cozamin’s copper production is trending towards the upper end of its previously disclosed 2025 production guidance of 23,000 to 26,000 tonnes. Production is expected by Capstone to be consistently weighted through the year. For further information see Capstone’s news release dated July 31, 2025, available under its profile on www.sedarplus.ca.

Ren project (1.5% NSR and 3.5% NPI): In its management’s discussion and analysis for the three months ended March 31, 2025, Barrick reiterated its targeted production of 140,000 ounces of gold per year (100% basis) in 2027 at Ren. It disclosed that, as at March 31, 2025, project spend was $95 million (including $23 million in the first quarter of 2025) out of an estimated capital cost of $410 to $470 million (100% basis). It stated that secondary drift development is ongoing and that infill conversion drilling began mid-March 2025, with the first assay results expected to be returned in May 2025 to support the update for conversion by year-end. It also disclosed that final contract negotiations advanced for the Ren ventilation shaft construction and a contract award is expected in the second quarter of 2025. For further information see Barrick’s management’s discussion and analysis for the three months ended March 31, 2025, available under its profile on www.sedarplus.ca.

South Railroad project (0.44% NSR, partial royalty coverage): Orla Mining Ltd. (“Orla”) disclosed significant permitting progress at the South Railroad Project in its management’s discussion and analysis for the three months ended March 31, 2025. It disclosed that it had submitted a notice of intent to the U.S. Bureau of Land Management, which it expected to be published in mid-2025, and is targeting a Record of Decision by mid-2026. Orla expects that construction on the South Railroad Project would commence following this approval, with first gold production anticipated in 2027. For further information see Orla’s management’s discussion and analysis for the three months ended March 31, 2025, available under its profile on www.sedarplus.ca.

Tonopah West project (3.0% NSR): On June 17, 2025, Blackrock Silver Corp. (“Blackrock Silver”) reported the conclusion of its in-fill drilling program at Tonopah West, with frequent significant intercepts across the area of exploration encountering new zones of near-surface mineralization at the project. It stated that it expected to incorporate the additional data into an updated mineral resource estimate during the third quarter of 2025. For further information see Blackrock Silver’s news releases dated June 17, 2025, available under its profile on www.sedarplus.ca.

Vareš mine (100% copper stream with ongoing payments of 30% of the spot copper price): On July 28, 2025, Adriatic Metals (“Adriatic”) reiterated that commercial production was achieved at Vareš on July 1, 2025 and reported that, in the second quarter, 78,000 tonnes of ore was mined, 15% higher than the prior quarter. Milled tonnage was lower than expected due to tailings management and mechanical problems with the crusher which limited processing rates in June 2025. Adriatic revised its full-year 2025 production guidance to 475-525kt ore milled (from 625-675kt) and 9.5- 10.5Moz AgEq produced (from 12-13Moz). Despite the reduced guidance at Vareš, Despite this revision by Adriatic, Gold Royalty maintains its full-year GEO guidance as the shortfall at Vareš is expected to be partly offset by better-than-expected performance to date from other portfolio assets.

For further information see Adriatic’s announcements dated July 14, 2025, and July 28, 2025, available on www.adriaticmetals.com.

Royalty Generator Model Update

Our royalty generator model continues to generate positive results with two new royalties added in the six months ended June 30, 2025. We have generated 50 royalties since the acquisition of Ely Gold Royalties Inc. in 2021 through this model.

We currently have 33 properties subject to land agreements and six properties under lease generating land agreement proceeds. The model continues to incur low operating costs with only $0.04 million spent on maintaining the mineral interests in the six months ended June 30, 2025.

Second Quarter 2025 Results Conference Call Details

A conference call will be held on Thursday, August 7, 2025, starting at 10:00 am ET (7:00 am PT) to discuss these results. To participate in the live call, please use one of the following methods:

Webinar: Click Here

US (toll-free): 1-866-652-5200

Canada (toll-free): 1-855-669-9657

International: 1-412-317-6060

The second quarter 2025 presentation materials will be available on Gold Royalty’s website at www.goldroyalty.com and a replay of the event will be available following the presentation.

Outstanding Warrants

As of June 30, 2025, the Company had 20,058,000 outstanding share purchase warrants (the “Warrants”), with each Warrant exercisable into a common share of the Company, in accordance with their terms, at an exercise price of $2.25 per share and expiring May 31, 2027. The Warrants are listed on the NYSE American under the symbol “GROY.WS”. Investors requiring further information regarding the exercise of their Warrants should contact: (i) if the Warrants are held through a brokerage account or other nominee, such broker or nominee; and (ii) if the Warrants are held directly in registered form, the Warrant agent, Continental Stock Transfer and Trust Company, by email at compliance@continentalstock.com and following the instructions set forth in the applicable Warrant certificate. Warrant holders should also consult their financial and tax advisors regarding the financial and tax implications applicable to them prior to exercising Warrants.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contact

Jackie Przybylowski

Vice President, Capital Markets

Peter Behncke

Director, Corporate Development & Investor Relations

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Qualified Person

Alastair Still, P.Geo., Director of Technical Services of the Company, is a “qualified person” as such term is defined under Canadian National Instrument 43-101 (“NI 43-101”) and has reviewed and approved the technical information disclosed in this news release.

Notice to Investors

For further information regarding the project updates regarding properties underlying the Company’s royalties, stream and other interests, please refer to the disclosures of the operators thereof, including the news releases referenced herein and the other disclosures of such operators. Disclosure relating to properties in which Gold Royalty holds interests is based on information publicly disclosed by the owners or operators of such properties. The Company generally has limited or no access to the properties underlying its interests and is largely dependent on the disclosure of the operators of its interests and other publicly available information. The Company generally has limited or no ability to verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this news release, including any references to mineral resources or mineral reserves, was prepared by the project operators in accordance with Canadian National Instrument 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission applicable to domestic issuers. Accordingly, the scientific and technical information contained or referenced in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Outlooks presented herein are including forecasted GEOs, is based on the public forecasts, expected development timelines and other disclosure by the owners and operators of the properties underlying our interests and our assessment thereof.

Forward-Looking Statements:

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”), including but not limited to statements regarding: estimated future GEOs, Total Revenues and Land Agreement Proceeds, expected future cash flows; expectations regarding the operations and/or development of the projects underlying the Company’s royalties, stream and other interests, including the estimates of the operators thereof their timing and ability to achieve production; and expectations regarding the Company’s growth and statements regarding the Company’s plans and strategies. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions of management regarding the accuracy of the disclosure of the operators of the projects underlying the Company’s interests, their ability to achieve disclosed plans and targets, macroeconomic conditions, commodity prices, and the Company’s ability to finance future growth and acquisitions. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, any inability to any inability of the operators of the properties underlying the Company’s royalties, stream and other interests to execute proposed plans for such properties or to achieved planned development and production estimates and goals, risks related to the operators of the projects in which the Company holds interests, including the successful continuation of operations at such projects by those operators, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments, the ability of the Company to carry out its growth plans and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, and its other publicly filed documents under its profiles at www.sedarplus.ca and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Non-IFRS Measures

We have included, in this document, certain performance measures, including: (i) Adjusted Net Income (Loss) and Adjusted Net Income (Loss) Per Share; (ii) GEOs; (iii) Total Revenue, Land Agreement Proceeds and Interest; and (iv) Adjusted EBITDA which are each non-IFRS measures. The presentation of such non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Adjusted Net Loss and Adjusted Net Loss Per Share, basic and diluted

Adjusted Net Loss is calculated by adding land agreement proceeds credited against other mineral interests, interest earned on gold-linked loan, accretion of convertible debentures, transaction related and non-recurring general and administrative expenses(1) and share of (gain)/loss in associate and deducting the following from net loss: dilution (gain)/loss in associate, changes in fair value of embedded derivative, short-term investments and gold-linked loan, gain on loan modification, foreign exchange gain and other (income)/expense. Adjusted Net Loss Per Share, basic and diluted, have been determined by dividing the Adjusted Net Loss by the weighted average number of common shares for the applicable period. Management believes that they are useful measures of performance as they adjust for items which are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. The following is a reconciliation of net loss to Adjusted Net Loss, Per Share, basic and diluted for the periods indicated:

(1)	Transaction related, and non-recurring general and administrative expenses comprised of operating expenses that are not expected to be incurred on an ongoing basis. During the three and six months ended June 30, 2025, transaction related and non-recurring general and administrative expenses primarily consisted of professional fees related to ongoing tax reviews.

	For the three months ended		For the six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)
Net loss	(829)	(2,236)	(2,077)	(3,641)
Land Agreement Proceeds credited against other mineral interests	214	163	327	1,213
Interest income credited against gold-linked loan	375	258	701	499
Accretion of convertible debentures	555	426	1,074	821
Transaction related and non-recurring general and administrative expenses	40	180	101	275
Share of (gain) / loss in associate	50	(152)	80	(100)
Dilution (gain) / loss in associate	73	—	73	(9)
Change in fair value of gold-linked loan	(425)	(311)	(715)	(950)
Change in fair value of short-term investments	(47)	52	27	(49)
Change in fair value of embedded derivative	(180)	(179)	(280)	(370)
Foreign exchange gain	81	100	52	13
(Gain) / loss on loan modification	—	—	(693)	(310)
Other (income) / expenses	27	(38)	18	(59)
Adjusted Net Loss	(66)	(1,737)	(1,312)	(2,667)
Weighted average number of common shares	170,553,644	153,412,808	170,407,047	149,595,753
Adjusted Net Loss Per Share, basic and diluted	(0.00)	(0.01)	(0.01)	(0.02)

GEOs

GEOs are determined by dividing Total Revenue, Land Agreement Proceeds and Interest by the average gold prices for the applicable period:

(in thousands of dollars, except Average Gold Price/oz and GEOs)	Average Gold Price/oz	Total Revenue, Land Agreement Proceeds and Interest	GEOs
For three months ended June 30, 2024	2,338	2,215	947
For three months ended June 30, 2025	3,279	4,412	1,346
For six months ended June 30, 2024	2,157	6,400	2,967
For six months ended June 30, 2025	3,079	7,989	2,595

Total Revenue, Land Agreement Proceeds and Interest

Total Revenue, Land Agreement Proceeds and Interest are determined by adding land agreement proceeds credited against other mineral interests and interests received from gold-linked loan. We have included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry.

Below is a reconciliation of our Total Revenue, Land Agreement Proceeds and Interest to total revenue for the periods indicated:

	For the three months ended		For the six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
(in thousands of dollars)	($)	($)	($)	($)
Royalty	1,981	943	3,097	2,005
Streaming	720	—	1,204	—
Advance minimum royalty and pre-production royalty	877	613	1,955	1,443
Land agreement proceeds	459	401	1,032	2,453
Interest income credited against gold-linked loan	375	258	701	499
Total Revenue, Land Agreement Proceeds and Interest	4,412	2,215	7,989	6,400
Land agreement proceeds credited against other mineral interests	(214)	(163)	(327)	(1,213)
Interest income credited against gold-linked loan	(375)	(258)	(701)	(499)
Revenue	3,823	1,794	6,961	4,688

Adjusted EBITDA

Adjusted EBITDA is determined by adding the impact of depletion, depreciation, finance costs, current and deferred tax (recovery) expenses, interest earned on gold-linked loan, transaction related and non-recurring general and administrative expenses(2), non-cash share-based compensation, share of (gain)/loss in associate, dilution (gain)/loss in associate, change in fair value of gold-linked loan, short-term investments and embedded derivative, foreign exchange gain, gain on loan modification and other (income)/expense to net loss. We have included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry. The table below provides a reconciliation of net loss to Adjusted EBITDA.

(2)	Transaction related and non-recurring general and administrative expenses comprised of operating expenses that are not expected to be incurred on an ongoing basis. During the three and six months ended June 30, 2025, transaction related and non-recurring general and administrative expenses primarily consisted of professional fees related to ongoing tax reviews.

	For the three months ended		For the six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
(in thousands of dollars)	($)	($)	($)	($)
Net loss	(829)	(2,236)	(2,077)	(3,641)
Depletion	418	425	509	945
Depreciation	20	19	39	39
Finance costs	2,236	1,905	4,441	3,689
Current tax (recovery)/expense	47	30	118	819
Deferred tax recovery	(387)	65	(27)	(298)
Land Agreement Proceeds credited against other mineral interests	214	163	327	1,213
Interest income credited against gold-linked loan	375	258	701	499
Transaction-related and non-recurring general administrative expenses	40	180	101	275
Share-based compensation	650	459	1,342	1,054
Share of (gain) / loss in associate	50	(152)	80	(100)
Dilution (gain) / loss in associate	73	—	73	(9)
Change in fair value of gold-linked loan	(425)	(311)	(715)	(950)
Change in fair value of short-term investments	(47)	52	27	(49)
Change in fair value of embedded derivative	(180)	(179)	(280)	(370)
Foreign exchange gain	81	100	52	13
Gain on loan modification	—	—	(693)	(310)
Other (income) / expense	27	(38)	18	(59)
Adjusted EBITDA	2,363	740	4,036	2,760